Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth DriveTime’s ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Three Months Ended	Six Months Ended
	2005	2006	2007	2008	2009	June 30, 2010
	($ in thousands)
Net Income (loss)	83,040	86,106	71,895	(280)	51,997	19,322	52,605
Add: Income taxes	1,134	(1,426)	1,000	1,090	730	450	800
Add: Fixed charges	43,146	64,042	83,694	102,772	115,946	29,948	56,999
Less: Interest capitalized	(193)	(407)	(300)	(83)	(105)	(17)	(32)

Earnings	127,127	148,315	156,289	103,499	168,568	49,703	110,372

Total interest expense	37,651	57,824	76,701	97,082	110,666	28,498	54,239
Interest component of rent expense-estimated	5,302	5,811	6,693	5,607	5,175	1,433	2,728
Interest capitalized	193	407	300	83	105	17	32

Total fixed charges	43,146	64,042	83,694	102,772	115,946	29,948	56,999

Ratio of earnings to fixed charges(1)	2.9x	2.3x	1.9x	1.0x	1.5x	1.7x	1.9x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this calculation, earnings represents net income plus income taxes, fixed charges, less interest capitalized. Fixed charges represents the sum of interest expense (which includes amortization of premiums, discounts and capitalized expenses related to indebtedness), and the component of rental expense that we believe to be representative of the interest factor for those amounts (one-third of rental expense).